The Exchange explained: Short new video for you

Program details will be announced soon...

Employee Communications

September 9, 2009
________________________________________________________________________________________________

This story will also be available in Bahasa Malay, Hebrew, Mandarin, Russian, and Spanish.

Please check back shortly for translations.

____________

Intel will soon offer employees who hold Intel stock options a one-time-opportunity. You’ll be able to exchange your eligible underwater options for fewer options at a lower grant price.

So—be honest with yourself—how ready are you for the Stock Option Exchange Program? Do you know, for example, the four “decision factors” that are most important in thinking through this opportunity?

Here’s a quick 5-minute animated video—no talking heads, no spreadsheets (it’s actually fun)—that can help you untangle some of the terms and concepts that you’ll want to master.

Intel will announce additional important details on the program soon. Here’s your chance to get smart in advance. And did we mention the Stock Option Exchange video is just 5 minutes short?

Important legal information

The employee stock option exchange program has not commenced as of the publication of this video on September 9, 2009. Intel will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it will contain important information. Intel stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

[SIDEBAR]

RELATED LINKS

•	Richard Taylor: Your questions on the Stock Option Exchange
•	Your UBS stock account
•	Five-minute video: Intel's Stock Programs in Simple Terms. Bahasa Malay. English. Hebrew. Russian. Spanish.

[SIDEBAR]

KEY POINTS ABOUT THE EXCHANGE

•	At the time the program is implemented, and in countries where tax and legal requirements allow, eligibility is intended to include all active employees who hold eligible underwater stock options.
•

You’ll be able to exchange your eligible underwater options for fewer options at a lower grant price. Your new grant will have a four year vesting schedule and seven year expiration—same as current stock option grants.

•	Exchange ratios indicate the number of current options to be exchanged for one new option. The exchange ratio determines the size of the new grant.
•

You will be able to exchange underwater stock options that were granted after Oct. 1, 2000 and more than a year before the exchange window opens, and with a grant price that is above the adjusted 52-week high stock price.